Brian J. Lynch

215-988-1119 Direct

215-988-2757 Fax

Brian.Lynch@dbr.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:	Suzanne Hayes Irene Paik

Re:	Tyme Technologies, Inc. Amendment No. 1 on Form S-1 to Form S-3 Registration Statement (File No. 333-211489)

Ladies and Gentlemen:

On behalf of Tyme Technologies, Inc. (the “Company”), we hereby file the Company’s Amendment No. 1 on Form S-1 to Form S-3 Registration Statement.

In response to the comment raised in the Staff’s comment letter dated May 31, 2016, additional items of, and clarifying references to, documents incorporated by reference have been made consistent with the Staff’s comment. If you have any questions regarding the Registration Statement, feel free to contact me at (215) 988-1119.

Sincerely,

Brian J. Lynch